KraneShares Trust

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

July 22, 2015

Ms. Alison White

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	KraneShares Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870 and 811-22698)

Dear Ms. White:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, KraneShares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870 and 811-22698) relating to the KraneShares CSI China Government Bond ETF and KraneShares CSI China Consumer ETF (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
2	May 7, 2013	0001144204-13-026848
7	July 19, 2013	0001144204-13-040307
8	July 19, 2013	0001144204-13-040310
13	August 16, 2013	0001144204-13-046483
14	August 16, 2013	0001144204-13-046485
17	September 13, 2013	0001144204-13-050675
18	September 13, 2013	0001144204-13-050677
21	October 11, 2013	0001144204-13-054859
22	October 11, 2013	0001144204-13-054863
25	November 12, 2013	0001144204-13-060417
26	November 12, 2013	0001144204-13-060421
28	December 11, 2013	0001144204-13-066709
29	December 11, 2013	0001144204-13-066713
31	January 9, 2014	0001144204-14-001383
32	January 9, 2014	0001144204-14-001387
33	February 7, 2014	0001144204-14-006978
34	February 7, 2014	0001144204-14-006980
37	March 7, 2014	0001144204-14-014199
38	March 7, 2014	0001144204-14-014202
40	April 4, 2014	0001144204-14-020886
41	April 4, 2014	0001144204-14-020888
45	May 5, 2014	0001144204-14-027505
46	May 5, 2014	0001144204-14-027507
48	June 3, 2014	0001144204-14-035464
49	June 3, 2014	0001144204-14-035469
55	July 2, 2014	0001144204-14-041165

56	July 2, 2014	0001144204-14-041166
61	July 31, 2014	0001144204-14-045949
62	July 31, 2014	0001144204-14-045952
67	September 2, 2014	0001144204-14-053645
68	September 2, 2014	0001144204-14-053647
71	September 26, 2014	0001144204-14-058030
72	September 26, 2014	0001144204-14-058034
75	October 24, 2014	0001144204-14-062841
76	October 24, 2014	0001144204-14-062846
78	November 24, 2014	0001144204-14-070715
79	November 24, 2014	0001144204-14-070720
81	December 23, 2014	0001144204-14-075540
82	December 23, 2014	0001144204-14-075542
84	January 21, 2015	0001144204-15-003047
85	January 21, 2015	0001144204-15-003050
88	February 19, 2015	0001144204-15-010910
89	February 19, 2015	0001144204-15-010913
90	March 20, 2015	0001144204-15-017471
91	March 20, 2015	0001144204-15-017474
93	April 17, 2015	0001144204-15-023519
94	April 17, 2015	0001144204-15-023522

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold by the Funds in connection with the Amendments. The Trust respectfully submits that a withdrawal of the Amendments with respect to the Funds is consistent with the public interest and the protection of investors.

Please note that Post-Effective Amendment No. 2 contained disclosure concerning the KraneShares CSI China Internet ETF, which became effective on July 22, 2013. This withdrawal request does not relate to, or seek to withdraw the registration of, the KraneShares CSI China Internet ETF.

If you have any questions, please feel free to contact Stacy L. Fuller at (202) 778-9475. Thank you.

Very truly yours,

KraneShares Trust

By: /s/ Jonathan Krane

Title: Trustee, Principal Executive Officer, and Principal Financial Officer